Exhibit 1

Thursday
November 13, 1997

SIGNET SHAREHOLDERS APPROVE MERGER WITH FIRST UNION

CHARLOTTE - Shareholders of Signet Banking Corporation (NYSE:SBK) approved the proposed merger with First Union Corporation (NYSE: FTU) today. The shareholders met in Richmond, Va.

The combination of the two organizations will create a financial services company with the leading market share in Virginia and $155 billion in assets. The merger was first announced on July 21, 1997. Federal Reserve approval was received Oct. 14, 1997 and approval from the Office of the Comptroller of the Currency was received Nov. 10, 1997.

The merger is expected to be consummated on Nov. 28, 1997, subject to certain conditions of closing. If the merger is consummated on such date, Signet stockholders of record on that date would receive First Union's quarterly common stock dividend of 32 cents per share payable on Dec. 15, 1997.

Signet Banking Corporation, with $11 billion in assets as of Sept. 30, 1997, is headquartered in Richmond, Va.

First Union Corp. is a leading provider of financial services to more than 12 million retail and corporate customers throughout the East Coast and the nation. It is the nation's sixth largest bank holding company with assets of $144 billion as of Sept. 30, 1997.